

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 12-21-06


07044043

February 5, 2007

Kate L. Long
Goodwin Proctor LLP
Counsellors at Law
Exchange Place
Boston, MA 02109

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/5/2007

Re: Medical Information Technology, Inc.
Incoming letter dated December 21, 2006

Dear Ms. Long:

This is in response to your letter dated December 21, 2006 concerning the shareholder proposal submitted to MEDITECH by Michael Hubert. We also have received a letter from the proponent dated January 7, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB 2 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Michael Hubert
48 Narragansett Rd.
Quincy, MA 02169

PROCESSED
FEB 23 2007
THOMSON
FINANCIAL

1011452

GOODWIN | PROCTER

Kate L. Long
617.570.1428
klong@goodwinprocter.com

Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

December 21, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Medical Information Technology, Inc./Exclusion From Proxy Materials of Shareholder Proposal

Ladies and Gentlemen:

On behalf of Medical Information Technology, Inc., a Massachusetts corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the enclosed shareholder proposal submitted by Mr. Michael Hubert (the "2007 Proposal") from the Company's proxy materials for its 2007 annual meeting of shareholders (the "2007 Annual Meeting"). The Proposal is attached hereto as Exhibit A. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") indicate that it will not recommend to the Commission that any enforcement action be taken if the Company excludes the 2007 Proposal from its proxy statement and form of proxy for the 2007 Annual Meeting for the reasons set forth below.

We believe that the 2007 Proposal may be excluded from the Company's proxy materials for the 2007 Annual Meeting in accordance with Rule 14a-8(i)(12) under the Exchange Act.

Rule 14a-8(i)(12)(ii) allows exclusion of a proposal if a substantially similar proposal or proposals has or have been included in a company's proxy statement twice in the past five years and such proposal received less than 6% of the vote on its last submission.

We believe that the 2007 Proposal may be properly omitted pursuant to Rule 14a-8(i)(12)(ii) because Mr. Hubert has submitted substantially similar proposals that were included in the Company's proxy materials for its 2005 annual meeting of shareholders ("2005 Annual Meeting") and its 2006 annual meeting of shareholders ("2006 Annual Meeting"). A copy of the proposal included in the proxy materials for the 2005 Annual Meeting is attached hereto as Exhibit B (the "2005 Proposal") and a copy of the proposal included in the proxy materials for the 2006 Annual Meeting is attached hereto as Exhibit C (the "2006 Proposal").

The Proposal requests that the Company "utilize an independent appraiser for the valuation of [its] stock for the last 8 years." Similarly, the 2006 Proposal requested that the Company "should utilize an independent third-party appraiser for the valuation of [its] stock" and the 2005 Proposal requested that the Company's Board of directors "obtain and utilize a qualified and independent valuation of [its] stock for the purposes of transactions with the qualified contribution plan." As is evident, the three proposals address substantially the same subject matter, namely, valuation of the Company's stock. All three proposals call for an independent valuation of the Company's stock and allege that the Company's stock is currently valued too low and is negatively impacting the value of the Company's profit sharing plan.

Rule 14a-8(i)(12)(ii) does not require that proposals be identical in order for a company to be able to exclude a proposal. See Great Lakes Chemical Corp. (Feb. 22, 1996). In adopting the current Rule 14a-8(i)(12)(ii), the Commission changed the earlier requirement that a resubmission had to be with respect to the same proposal. The new requirement was that the proposal or proposals address substantially the same subject matter. In determining whether a proposal deals with substantially the same subject matter, the Commission has indicated that the overall substantive concern raised by the proposal is the essential factor rather than the specific language or proposed action. See Exchange Act Rel. No. 34-20091 (Aug. 16, 1983). The Proposal, the 2006 Proposal and the 2005 Proposal all address the same substantive concern that the Company's stock is currently valued too low and is negatively impacting the value of the Company's profit sharing plan. While the proposals contain different wording and Mr. Hubert has updated them from year to year, differences do not exist with respect to the main concern of the proposals. Consequently, the Company submits that the 2007 Proposal is a resubmission of the 2005 Proposal and the 2006 Proposal.

The goal of Rule 14a-8(i)(12)(ii) is to permit companies to exclude from proxy materials those items which the shareholders have had the opportunity to address in the recent past, and which have not received even a minimal amount of support. See Exchange Act Rel. No. 34-19135 (Oct. 14, 1982) (security holders of a number of issuers are being called upon to vote over and over again on issues in which they have shown little interest). The Company's shareholders have had two opportunities in as many years to consider Mr. Hubert's proposal concerning valuation of the Company's stock, and support for the proposal only decreased from one year to the next.

The 2006 Proposal received 1,846,374 votes in favor, which constitutes approximately 5.6% of the votes cast in regard thereto, less than the 6% threshold required under Rule 14a-(i)(12)(ii). In determining the percentage of "votes cast" received by the 2006 Proposal, the Company has disregarded abstentions, in accordance with the Commission's interpretation of Rule 14a-8(i)(12)(ii). See Loews Corp. (Jan. 6, 1995). An affidavit from the Company's Clerk as to the votes on the 2006 Proposal is attached hereto as Exhibit D.

Based upon the foregoing, the Company respectfully requests a response from the Staff that it will not recommend enforcement action to the Commission if the Company excludes the 2007 Proposal from its proxy materials for the 2007 Annual Meeting. Should the Staff disagree with our conclusions regarding the exclusion of the 2007 Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j) under the Exchange Act, six copies of this letter and its exhibits are enclosed. By copy of this letter and its exhibits, the Company is notifying Mr. Michael Hubert of its intention to exclude the 2007 Proposal from the 2007 Annual Meeting proxy materials. As further required by Rule 14a-8(j) under the Exchange Act, the Company is filing this letter no later than 80 calendar days before it intends to file its definitive proxy materials with the Commission with respect to the 2007 Annual Meeting.

Please acknowledge receipt of this letter and its enclosures by stamping the additional copy of this letter enclosed herewith.

If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (617) 570-1428 or Thomas J. LaFond at (617) 570-1990.

Thank you for your consideration.

Sincerely,



Kate L. Long

cc: A. Neil Pappalardo, Chairman and Chief Executive Officer
Barbara A. Manzolillo, Treasurer, Chief Financial Officer and Clerk
Medical Information Technology, Inc.
Thomas J. LaFond
Goodwin Procter LLP
Michael Hubert

Enclosures: 6 copies of the 2007 Proposal
6 copies of this letter with attachments

Exhibit A
2007 Proposal

RESOLVED: That MEDITECH should utilize an independent appraiser for the valuation of the MEDITECH stock for the last eight years.

You are requested to vote FOR this proposal for the following reasons:

The board of directors has acknowledged that they do not seek the assistance of an independent third party appraiser for the valuation of the MEDITECH stock. Lawsuits have been filed regarding, in part, the allegedly low valuation of MEDITECH stock. A federal class action suit, filed by three former long-term employees is currently awaiting certification to proceed. These lawsuits have already cost MEDITECH, and thus the shareholders, more than $1,000,000 in legal fees. An independent valuation would be much less expensive.

Last year, the company revealed that an independent appraiser, Robert F. Reilly of Willamette Management Associates, was hire by Dr. Grossman, MEDITECH co-founder and former board member. The report determined that the fair market value of the MEDITECH stock was 21% higher than the value set by the board. Rather than accept this appraisal, or order their own independent appraisal, the board hired PriceWaterhouseCoopers to "review Riley's report". In their report an unidentified person claimed Mr. Reilly "...made several unreasonable assumptions and ignored certain factors altogether". We don't know what those assumptions or factors were, nor do we know if Mr. Reilly had an opportunity to examine and refute those claims. Perhaps Mr. Reilly and the unidentified person could have discussed the reports and agreed upon a method, assumptions, factors and stock valuation.

Despite the pending class action lawsuit and allegations of a low stock valuation, the board members continue to set the value of the stock and then purchase that same stock. While the board downplays the 21% discrepancy between their valuation and Mr. Reilly's, I don't believe the board would accept:

> A customer's payment that was 21% less than an invoice.
>
> An employee working 21% less than what is expected.

I don't believe that shareholders should accept:

> Board member's payment for company stock that is 21% less than an independent appraisal.
>
> MEDITECH receiving 21% less tax deductions for stock donated to the MEDITECH retirement plan.

I don't believe that employees and retirees, who commit their life work to MEDITECH, should accept:

> 21% less distributions from their company managed retirement plan (83% invested in MEDITECH stock).
>
> Anything less than "adequate consideration" for the stock held in the MEDITECH retirement plan.

We produce fine products and services. We have great employees and customers. The actions of the board should be consistent with the quality of our products, services, employees and customers. The Board should be beyond reproach. The board should be making every effort to ensure that there is not even the remotest possibility of an appearance of impropriety or conflict of interest.

A vote FOR this proposal might save significant additional legal fees. It might also improve shareholder and employee trust in the board of directors.

Exhibit B
2005 Proposal

RESOLVED, that the Board of Directors obtain and utilize a qualified and independent valuation of MEDITECH's stock, for purposes of transactions with the qualified contribution plan.

You are urged to vote FOR this proposal for the following reasons:

The current procedure whereby the stock value is set by the MEDITECH chairman and approved by the board of directors is not objective. The annual transfer of MEDITECH stock to the Medical Information Technology Inc. Profits Sharing Trust may be undervalued. If this transfer of stock is undervalued, then MEDITECH can not take the full value of the stock transfer for tax purposes and MEDITECH does not receive an adequate reduction of taxes.

In addition, when the MEDITECH stock value is set too low, it unfairly benefits those that purchase stock, and is detrimental to shareholders that sell stock and employees that take distributions from the Medical Information Technology Inc. Profit Sharing Trust.

Since MEDITECH is fully responsible for selecting the management of the Medical Information Technology Inc, Profit Sharing Trust, it is critical that the Trust comply with all Department of Labor ERISA laws and regulations, including the appropriate valuation of the company stock. This is best done by an outside independent appraiser.

Shareholders might be interested to know that SAIC, a private company in California, has had its stock value determined for the last 20 years by a nationally recognized investment bank. The bank compares SAIC's financial status to more than 20 other companies and developed a formula that SAIC reports to the Securities and Exchange Commission. If this formula were utilized MEDITECH's stock would likely have a higher value."

Exhibit C
2006 Proposal

RESOLVED, that MEDITECH's should utilize an independent third-party appraiser for the valuation of the MEDITECH stock.

You are requested to vote FOR this proposal for the following reasons:

The board of directors has acknowledged that they do not seek the assistance of an independent third party appraiser for the valuation of the MEDITECH stock. In recent years, two independent lawsuits have been filed regarding, in part, the allegedly low valuation of MEDITECH stock. One local judge has overruled MEDITECH's motion to dismiss a lawsuit by Dr. Grossman, and now it is proceeding. Separately, a federal judge is currently reviewing a class actions suit filed by three former long-term employees. That second lawsuit may be soon "certified" and also permitted it to proceed. Despite these pending lawsuits, one or more board members continue to purchase MEDITECH stock at the price they independently set. These lawsuits have already cost MEDITECH, and thus the shareholders, more than one-million dollars in legal fees, yet an independent valuation of the stock might only cost $20,000.

Consider the following: Compared to MEDITECH, Cerner (a major competitor) has less profits per share, and no dividends. It recently traded at $96 per share (Nov. 18th) and it has a market value of $3.97 billion. MEDITECH has greater profits per share and $2.00 per share annual dividends. MEDITECH stock most recently traded at only $31 per share and it has a market value of only $1.11 billion.

The use of an independent valuation of MEDITECH stock might raise shareholder equity by more than one billion dollars. Some shareholders might believe that it is worth a $20,000 fee to an independent stock appraisal firm if it might raise MEDITECH market value by one billion dollars.
Shareholders and employees deserve to know if board members have been paying a fair price for their MEDITECH stock.

Shareholders and employees deserve to know if MEDITECH is receiving the greatest possible tax deduction for the stock contributed every year to the MEDITECH Profit Sharing Plan. (If the stock is valued too low, the tax deduction to MEDITECH will be too low.)

Shareholders and employees deserve to know if retiring employees have been, and will be, receiving a fair distribution of the MEDITECH Profit Sharing Plan. (Since 86% of the $140,000,000 assets in the plan are MEDITECH stock, a change in the valuation of the stock could have a significant effect on the plan assets and distributions to MEDITECH retirees.)

A vote FOR this proposal might save significant additional legal fees. It might also improve shareholder and employee trust in the board of directors.
This proxy resolution is limited to 500 words. For additional information, please go to www.meditechstock.com."

Exhibit D

MEDICAL INFORMATION TECHNOLOGY, INC.

Clerk's Certificate

I, Barbara A. Manzolillo, being the duly elected, qualified and acting Clerk of Medical Information Technology, Inc., a Massachusetts corporation (the "Company"), hereby certify as that the at the annual meeting of stockholders held on April 24, 2006 the proposal submitted by Michael Hubert relating to the valuation of the Company's common stock was defeated, with 1,846,374 shares in favor, 31,240,046 shares against and 101,164 shares abstaining.

Dated: December 19, 2006



Barbara A. Manzolillo
Chief Financial Officer, Treasurer and Clerk

November 30, 2006
48 Narragansett Rd.
Quincy, MA 02169

Barbara A. Manzolillo, Clerk
Medical Information Technology, Inc.,
MEDITECH Circle
Westwood MA 02090

Dear Barbara,

It would be most appreciated if you could include the following proxy question in the shareholder ballot for the upcoming Annual Shareholders Meeting. I currently own more than $10,000 of MEDITECH stock and plan to own at least $10,000 of MEDITECH stock at the time of the next Annual Shareholders Meeting.

RESOLVED, that MEDITECH's should utilize an independent appraiser for the valuation of the MEDITECH stock for the last eight years.

You are requested to vote FOR this proposal for the following reasons:

The board of directors has acknowledged that they do not seek the assistance of an independent third party appraiser for the valuation of the MEDITECH stock. Lawsuits have been filed regarding, in part, the allegedly low valuation of MEDITECH stock. A federal class action suit, filed by three former long-term employees is currently awaiting certification to proceed. These lawsuits have already cost MEDITECH, and thus the shareholders, more than $1,000,000 in legal fees. An independent valuation would be much less expensive

Last year, the company revealed that an independent appraiser, Robert F. Reilly of Willamette Management Associates, was hired by Dr. Grossman, MEDITECH co-founder and former board member. The report determined that the fair market value of the MEDITECH stock was 21% higher than the value set by the board. Rather than accept this appraisal, or order their own independent appraisal, the board hired PriceWaterhouseCoopers to "review Riley's report". In their report an unidentified person claimed Mr. Reilly "...made several unreasonable assumptions and ignored certain factors altogether". We don't know what those assumptions or factors were, nor do we know if Mr. Riley had an opportunity to examine and refute those claims. Perhaps Mr. Reilly and the unidentified person could have discussed the reports and agreed upon a method, assumptions, factors and stock valuation.

Despite the pending class action lawsuit and allegations of a low stock valuation, the board members continue to set the value of the stock and then purchase that same stock. While the board downplays the 21% discrepancy between their valuation and Mr. Reilly's, I don't believe the board would accept:

A customer's payment that was 21% less than an invoice.

An employee working 21% less than what is expected.

I don't' believe that shareholders should accept:

Board member's payment for company stock that is 21% less than an independent appraisal.

MEDITECH receiving 21% less tax deductions for stock donated to the MEDITECH retirement plan.

I don't' believe that employees and retirees, who commit their life work to MEDITECH, should accept:

21% less distributions from their company managed retirement plan (83% invested in MEDITECH stock).

Anything less than "adequate consideration" for the stock held in the MEDITECH retirement plan

We produce fine products and services. We have great employees and customers. The actions of the board should be consistent with the quality of our products, services, employees and customers. The board should be beyond reproach. The board should be making every effort to ensure that there is not even the remotest possibility of an appearance of impropriety or conflict of interest.

A vote FOR this proposal might save significant additional legal fees. It might also improve shareholder and employee trust in the board of directors.

This proxy resolution is limited to 500 words. For additional information, visit www.meditechstock.com.

Thank you for your vote.

If there should be an error in my question, please bring to my attention. I would be pleased to edit the question accordingly.

Last year I limited my question to 500 words, but MEDITECH response was more than 780 words. I presume, but am not sure, that SEC rules that limit my question to 500 words apply also to MEDITECH's response. If so, please limit your response to 500 words.

Also my question includes a link to my website. Please be sure that the electronic filing to the SEC includes my question in its entirety, including the actual link to the website and not just the name of the website.

In addition, I would like to know how much time MEDITECH will allot me to speak in support of this ballot question. If I do not receive a written response, I plan to speak for three minutes.

For your convenience, I would be pleased to email you this letter so that you do not need to retype it. Please let me know your email address. If you have any questions my home phone is 617-769-0001. Thank you for your attention to this matter.

Sincerely,



Michael Hubert

January 7, 2007
48 Narragansett Rd.
Quincy, MA 02169

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Medical Information Technology, Inc./Exclusion From Proxy
Material Shareholder Proposal

Ladies and Gentlemen:

On December 21, 2006, a letter was mailed to you from Kate L. Long, of the legal firm Goodwin Procter, LLP, on the behalf of Medical Information Technology (the "Company"). It informed you of the Company's intension of excluding my shareholder proposal from the Company's proxy materials for the 2007 annual meeting of shareholders because they claim it is similar to proxy questions I submitted for the 2005 and 2006 annual meeting. I hope that you will permit this proxy question to be proved to the shareholders because it is substantially different than prior proxy questions (see item 1 below) and for several other reasons (see item 2 below).

1. The proxy question is substantially different than prior years because:

- My prior proxy questions asked for only an independent valuation of the current stock value. Since I believe that the stock has been undervalued for many years, and that the low stock value has substantially reduced the employee distributions from the company managed qualified contribution plan this year (a potential ERISA violation), the proxy question requests independent valuations of the stock for the last eight years. This is not the same as my prior proxy questions. (Prior questions only requested a single independent valuation.)

  The reason for the request for an independent valuation of the company stock for multiple years is because a federal class action suit regarding distributions from the plan for the last eight years is awaiting certification. (An individual suit will proceed.) The chairman of the board of the company manages this plan. He invests almost 90% of the plan's assets in company stock. He does not seek independent valuation of the stock. The lawsuit alleges that he and board members then set the value of the stock at a low valuation and then proceed to purchase the same stock for themselves. The low valuation substantially decreases retirement distributions to long-time employees. Many shareholders know about the basis of the lawsuit and thus it was not included within the proposal.

- This proxy question also informs shareholders that the Company has already spent more than $1,000,000 in legal fees on this lawsuit and they have not yet even gone to court. A great amount of company money could be saved if the Company would simply have an independent valuation of the stock. This information is not in my prior proxy questions.

- This new proxy question informs the shareholders of how the Company's prior statements regarding the stock valuation in last year's proxy opposition comments were misleading. My proxy question for 2007 reveals now an independent valuation of the company stock by Robert F. Reilly of Willamette Management Associates was hired by Dr. Grossman, MEDITECH co-founder and former member of the board. Mr. Reilly's report determined that the fair market value of the MEDITECH stock was 21% higher than the value set by the board. The Company responded in last year's SEC proxy opposition comments that they hired an unnamed person to "...refute Mr. Reilly's report". The unnamed person did not do an independent valuation nor did the Company hire someone to do an independent valuation. They simply hired an unnamed person from a legal firm with no presented expertise in private stock valuation to "...refute Riley's report." The Company's expert claims Mr. Reilly "...made several unreasonable assumptions and ignored certain factors altogether" yet did not identify these assumptions or factors. This information was used to discredit the independent valuation and my proposal. It is very misleading. This information is not contained in my prior proxy questions.

2. Even if the Company believes that my question is similar to questions in prior years, it should still be provided to shareholders this year because:

- At the 2005 and 2006 shareholders meeting the chairman of the board violated "**Rule 14a-8(h)(1) that requires that the shareholder or his or her qualified representative attend the shareholders' meeting to present the proposal."** Each year, I was at the meeting but was not permitted adequate opportunity to present my proposal. In 2006, my proposal was almost 500 words, but the Company chairman told me he was giving me only 30 seconds to address the shareholders. When I exceeded the 30 second limit it he told to be seated or I would be escorted from the building. (Surely this rule requiring the presenting shareholder to travel to the annual meeting at possibly great expense, time, and inconvenience was not intended to limit their presentation to 30 seconds.) After sitting down, chairman of the board told the shareholders that virtually everything I told the shareholders was untrue and that they should not vote for my proposal. I was not given an adequate chance to address the audience and refute these untrue allegations. No questions were taken from the audience and there was no meaningful discussion of the proposal. My proposal received 5.91% of the vote (not 5.6% as reported by the Company), but without the chairman's unsubstantiated and untrue claims of my lying to the shareholders, the final vote for my proposal might have been increased significantly. Since the chairman violated my rights to adequately present my proposal in 2006, the proxy votes in 2005 and 2006 should not be allowed to exclude my 2007 proxy question or future proxy questions.

- In 2005 my time to present was also very limited, yet my proposal received 10.7% of the vote. The shareholders at that meeting were told that my proxy question received "less than 10% of the vote". Shareholders were never told of this error by the Company clerk. They could have thought I received only 1% of the vote. Since SEC regulations place significance upon proxy questions that receive more than 10% of the vote, the Company should be required to verbally inform shareholders of the clerk's mistake and report that I received more than 10% of the vote. (This should also be reported as a correction in a subsequent annual report and a letter of correction should be mailed to every shareholder. It should not be buried in a quarterly SEC filing that is not mailed to shareholders.) Those shareholders that thought my ballot question did poorly in prior years may be less likely to vote for my proposals in subsequent years. Due to this reporting error by the Company's clerk, the results from the proxy vote in 2006 should not be allowed to exclude my 2007 proxy question or future proxy questions.

- In both 2005 and 2006 the Company did not provide me with a copy of its statements opposing my proposal before it mailed its proxy material. They are required to send me this information at least 30 days prior to it filing its definitive copies of its proxy statement and form of proxy under §240.14a-6. Since I did not receive this information, and thus did not have an opportunity to respond to materially false or misleading statements, shareholders did not have adequate opportunity to fairly and reasonably consider my proposal. Since the Company filed to comply with SEC regulations and provide me with their opposition statement 30 days prior to mailing the proxy materials, the results from these proxy votes should not be allowed to exclude my 2007 proxy question or future proxy questions.

- This effort to exclude my proxy question is the most recent of several extreme and desperate efforts by the Company to exclude my proxy questions at shareholder meetings or limit my ability to present those proxy questions. Last year, the Company tried to exclude my proxy question, claiming that they received to too late. I informed the SEC that I believed that the Company purposely decided to not pick-up the U.S. mail in the days prior the deadline for submitting proxy questions. (The company never refuted my claim.) When they picked-up the mail the day after their deadline and saw my proxy question, they then tried to exclude the proxy question because they received too late. Thankfully, the SEC ruled on my behalf in this matter and a second effort by the Company to exclude my 2006 proxy question. While I'm sure the SEC will use its best judgment in determining the merits of the Company's request to exclude my proxy question, please consider the Company's prior actions and track record when considering this request.

Please note that the Exhibit A attached to the letter from Kate Long, of Goodwin Procter, LLP, representing the company was said to include my proposal for the next shareholders meeting. The Exhibit A that she provided was incomplete and did not include my last three sentences. A copy of my original letter to the company, dated November 30th, and containing my 2007 proposal is attached as my Exhibit A.

If you should have any questions or if I may be of further assistance, please do not hesitate to call me at 617-769-0001.

Sincerely,



Michael Hubert

Cc: A. Neil Pappalardo, Chairman and Chief Executive Officer
Barbara A. Manzolillo, Treasurer, Chief Financial Officer and Clerk
Medical Information Technology, Inc.
Kate L. Long
Goodwin Procter LLP
Michael Collora
Dwyer & Collora LLP

Enclosures: Six copies of this letter (plus Exhibit A)

Exhibit A

November 30, 2006
48 Narragansett Rd.
Quincy, MA 02169

Barbara A. Manzolillo, Clerk
Medical Information Technology, Inc.,
MEDITECH Circle
Westwood MA 02090

Dear Barbara,

It would be most appreciated if you could include the following proxy question in the shareholder ballot for the upcoming Annual Shareholders Meeting. I currently own more than $10,000 of MEDITECH stock and plan to own at least $10,000 of MEDITECH stock at the time of the next Annual Shareholders Meeting.

> RESOLVED, that MEDITECH's should utilize an independent appraiser for the valuation of the MEDITECH stock for the last eight years.
>
> You are requested to vote FOR this proposal for the following reasons:
>
> The board of directors has acknowledged that they do not seek the assistance of an independent third party appraiser for the valuation of the MEDITECH stock. Lawsuits have been filed regarding, in part, the allegedly low valuation of MEDITECH stock. A federal class action suit, filed by three former long-term employees is currently awaiting certification to proceed. These lawsuits have already cost MEDITECH, and thus the shareholders, more than $1,000,000 in legal fees. An independent valuation would be much less expensive
>
> Last year, the company revealed that an independent appraiser, Robert F. Reilly of Willamette Management Associates, was hired by Dr. Grossman, MEDITECH co-founder and former board member. The report determined that the fair market value of the MEDITECH stock was 21% higher than the value set by the board. Rather than accept this appraisal, or order their own independent appraisal, the board hired PriceWaterhouseCoopers to "review Riley's report". In their report an unidentified person claimed Mr. Reilly "...made several unreasonable assumptions and ignored certain factors altogether". We don't know

what those assumptions or factors were, nor do we know if Mr. Riley had an opportunity to examine and refute those claims. Perhaps Mr. Reilly and the unidentified person could have discussed the reports and agreed upon a method, assumptions, factors and stock valuation.

Despite the pending class action lawsuit and allegations of a low stock valuation, the board members continue to set the value of the stock and then purchase that same stock. While the board downplays the 21% discrepancy between their valuation and Mr. Reilly's, I don't believe the board would accept:

A customer's payment that was 21% less than an invoice.

An employee working 21% less than what is expected.

I don't believe that shareholders should accept:

Board member's payment for company stock that is 21% less than an independent appraisal.

MEDITECH receiving 21% less tax deductions for stock donated to the MEDITECH retirement plan.

I don't believe that employees and retirees, who commit their life work to MEDITECH, should accept:

21% less distributions from their company managed retirement plan (83% invested in MEDITECH stock).

Anything less than "adequate consideration" for the stock held in the MEDITECH retirement plan

We produce fine products and services. We have great employees and customers. The actions of the board should be consistent with the quality of our products, services, employees and customers. The board should be beyond reproach. The board should be making every effort to ensure that there is not even the remotest possibility of an appearance of impropriety or conflict of interest.

A vote FOR this proposal might save significant additional legal fees. It might also improve shareholder and employee trust in the board of directors.

This proxy resolution is limited to 500 words. For additional information, visit www.meditechstock.com.

Thank you for your vote.

If there should be an error in my question, please bring to my attention. I would be pleased to edit the question accordingly.

Last year I limited my question to 500 words, but MEDITECH response was more than 780 words. I presume, but am not sure, that SEC rules that limit my question to 500 words apply also to MEDITECH's response. If so, please limit your response to 500 words.

Also my question includes a link to my website. Please be sure that the electronic filing to the SEC includes my question in its entirety, including the actual link to the website and not just the name of the website.

In addition, I would like to know how much time MEDITECH will allot me to speak in support of this ballot question. If I do not receive a written response, I plan to speak for three minutes.

For your convenience, I would be pleased to email you this letter so that you do not need to retype it. Please let me know your email address. If you have any questions my home phone is 617-769-0001. Thank you for your attention to this matter.

Sincerely,

Michael Hubert

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Medical Information Technology, Inc.
Incoming letter dated December 21, 2006

The proposal relates to utilization of an independent third-party appraiser for the valuation of the company's stock.

There appears to be some basis for your view that MEDITECH may exclude the proposal under rule 14a-8(i)(12)(ii). Accordingly, we will not recommend enforcement action to the Commission if MEDITECH omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,



Rebekah J. Toton
Attorney-Adviser

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